Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCES

NEW CHIEF FINANCIAL OFFICER

On October 3, 2012, Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced that, effective as of September 19, 2012, Mr. Juan García-Gayou Facha has been appointed as its Chief Financial Officer. There are no arrangements or understandings between Mr. García-Gayou and any other persons pursuant to which he was selected as Chief Financial Officer.

Prior to joining Satmex, Mr.García-Gayou, 41, served as CFO for ICA Infraestructura, which is the long term investments division at Empresas ICA, a major construction and engineering holding in Mexico. Mr. Garcia-Gayou also served as Director of Finance at Thomson Reuters. Mr. Garcia-Gayou holds a B.S. in Industrial Engineering from Universidad Nacional Autónoma de México (UNAM), a B.S. in Economics from Instituto Tecnólogico Autónomo de México (ITAM), and an MBA from MIT Sloan School of Management.

“Juan has a very solid track record, his skill set and expertise will enhance the management team at Satmex. Juan is an excellent fit to the culture and values that we have at Satmex, I am very pleased to have him on board and I am confident he will guide important efforts that will help the Company achieve its goals.” Says Patricio Northland, CEO at Satmex.

Contact:

Satélites Mexicanos S.A. de C.V.

Verónica Gutiérrez Zamora García, +52 (55) 2629 5800